SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(AMENDMENT NO. 3)

Myogen, Inc.

(Name of Subject Company (Issuer))

Mustang Merger Sub, Inc. (Offeror)

Gilead Sciences, Inc. (Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

62856E104

(CUSIP Number of Class of Securities)

Gregg H. Alton, Esq.

Senior Vice President and General Counsel

Gilead Sciences, Inc.

333 Lakeside Drive

Foster City, California 94404

Tel: (650) 574-3000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

David A. Lipkin, Esq.

Michelle Sonu Park, Esq.

Tali Sealman Tene, Esq.

Cooley Godward Kronish LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto, CA 94306-2155

Tel: (650) 843-5000

Fax: (650) 849-7400

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)

$2,435,406,435	$260,588.49

(1) Estimated solely for the purpose of calculating the registration fee in accordance with the Securities Exchange Act of 1934, as amended, based on the product of (i) $52.50 (i.e. the tender offer price) and (ii) 46,388,694, the estimated maximum number of shares of Myogen common stock to be acquired in the tender offer (which number is composed of 43,440,061 shares of Myogen common stock outstanding as of October 11, 2006, 1,967,675 shares of Myogen common stock issuable upon the exercise of outstanding options that are or will become vested and exercisable before November 10, 2006 and 980,958 shares of Myogen common stock issuable upon the exercise of outstanding warrants).

(2) The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107 for each $1,000,000 of value.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

Amount Previously Paid: $260,588.49 Form or Registration No.: SC TO-T	Filing Party: Mustang Merger Sub, Inc. and Gilead Sciences, Inc. Date Filed: October 16, 2006

☐ Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, as amended through the date hereof (the “Schedule TO”), filed initially with the Securities and Exchange Commission on October 16, 2006 by Mustang Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Gilead”), and Gilead relating to the tender offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Myogen, Inc., a Delaware corporation (the “Company”), at a purchase price of $52.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 16, 2006, and in the Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO. This Amendment is being filed on behalf of the Purchaser and Gilead.

Except as otherwise set forth below, all of the information in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated by reference in response to all items of this Schedule TO.

ITEM 11. ADDITIONAL INFORMATION.

Item 11 is hereby amended and supplemented as follows:

The Offer expired on Monday, November 13, 2006 at one minute following 11:59 p.m. New York City time (midnight). The Purchaser has been advised by Computershare Trust Company, N.A., the Depositary for the Offer, that 40,072,463 shares of the Company’s common stock were validly tendered and not withdrawn prior to the expiration of the Offer, representing over 91.3% of the shares of the Company’s common stock outstanding as of the close of business on November 13, 2006. Following the expiration of the Offer, the Purchaser accepted for payment all of such shares (including 2,993,184 of such shares tendered to the Depositary pursuant to the Offer’s guaranteed delivery procedure) according to the terms of the Offer, and the Purchaser will promptly pay for such shares.

Gilead intends to complete the acquisition of the Company through the merger of the Purchaser with and into the Company as soon as practicable in accordance with applicable provisions of Delaware law that authorize the completion of the merger without a vote or meeting of stockholders of the Company. Pursuant to the terms of the Merger Agreement, dated as of October 1, 2006, among Gilead, the Company and the Purchaser, previously filed as Exhibit (d)(1) to this Schedule TO, all remaining publicly held shares of the Company’s common stock (other than shares held by the Company’s stockholders who properly exercise their appraisal rights under applicable Delaware law) will be acquired for $52.50 per share, without interest, in the merger.

If necessary in order to accomplish the merger in the manner described above, Gilead intends to exercise its “top-up” option pursuant to the Merger Agreement, which permits Gilead or the Purchaser to purchase a limited number of additional shares of common stock of the Company directly from the Company for $52.50 per share, (the same purchase price paid in the Offer).

On November 14, 2006, Gilead issued a press release announcing the completion of the Offer. The press release is included as Exhibit (a)(11) to this Schedule TO and the information set forth in the press release is incorporated herein by reference.

ITEM 12. EXHIBITS

Exhibit No.	Document
(a)(1)*	Offer to Purchase, dated October 16, 2006.

(a)(2)*	Form of Letter of Transmittal.

(a)(3)*	Form of Notice of Guaranteed Delivery.

(a)(4)*	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)*	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)*	Joint Press Release issued by Gilead Sciences, Inc. and Myogen, Inc. on October 2, 2006.

(a)(8)*	Summary Newspaper Advertisement published in The Wall Street Journal on October 16, 2006.

(a)(9)*	Press Release issued by Gilead Sciences, Inc. on October 26, 2006.

(a)(10)*	Press Release issued by Gilead Sciences, Inc. on November 1, 2006.

(a)(11)	Press Release issued by Gilead Sciences, Inc. on November 14, 2006.

(b)	Not applicable.

(d)(1)*	Agreement and Plan of Merger, dated as of October 1, 2006, by and among Gilead Sciences, Inc., Mustang Merger Sub, Inc. and Myogen, Inc.

(d)(2)*	Mutual Confidential Disclosure Agreement, dated as of May 19, 2006, by and between Gilead Sciences, Inc. and Myogen, Inc.

(d)(3)*	Confidentiality and Exclusivity Agreement, dated August 3, 2006, between Gilead Sciences, Inc. and Myogen, Inc.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MUSTANG MERGER SUB, INC.

By:	/S/ JOHN F. MILLIGAN, PH.D.
	Name:	John F. Milligan, Ph.D.
	Title:	President and Chief Financial Officer

GILEAD SCIENCES, INC.

By:	/S/ JOHN F. MILLIGAN, PH.D.
	Name:	John F. Milligan, Ph.D.
	Title:	Executive Vice President and Chief Financial Officer

Dated: November 14, 2006

INDEX TO EXHIBITS

Exhibit No.	Document

(a)(1)*	Offer to Purchase, dated October 16, 2006.

(a)(2)*	Form of Letter of Transmittal.

(a)(3)*	Form of Notice of Guaranteed Delivery.

(a)(4)*	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)*	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)*	Joint Press Release issued by Gilead Sciences, Inc. and Myogen, Inc. on October 2, 2006.

(a)(8)*	Summary Newspaper Advertisement published in The Wall Street Journal on October 16, 2006.

(a)(9)*	Press Release issued by Gilead Sciences, Inc. on October 26, 2006.

(a)(10)*	Press Release issued by Gilead Sciences, Inc. on November 1, 2006.

(a)(11)	Press Release issued by Gilead Sciences, Inc. on November 14, 2006.

(b)	Not applicable.

(d)(1)*	Agreement and Plan of Merger, dated as of October 1, 2006, by and among Gilead Sciences, Inc., Mustang Merger Sub, Inc. and Myogen, Inc.

(d)(2)*	Mutual Confidential Disclosure Agreement, dated as of May 19, 2006, by and between Gilead Sciences, Inc. and Myogen, Inc.

(d)(3)*	Confidentiality and Exclusivity Agreement, dated August 3, 2006, between Gilead Sciences, Inc. and Myogen, Inc.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed